FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of January 2008 (Report No.2)

Commission File Number: 0-29742

                                  Retalix Ltd.

                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X               Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This report is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840;
(ii) the Registrant's  Registration Statement on Form S-8, Registration
No. 333-12146; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-118930, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

On January 8, 2008, Mr. Itschak Shrem joined the Board of Directors of the Registrant. Mr. Shrem is Chairman and founder of Shrem Fudim Group, a private banking house publicly traded on the Tel-Aviv Stock Exchange.
He also serves as the Chairman of Leader Holdings and Investments Ltd., Polar Communications Ltd. and various affiliated companies. In 1993, Mr. Shrem founded Polaris (now Pitango) venture capital fund. Prior to that, Mr. Shrem spent 15 years at Clal Industries and Investments Ltd. in various capacities, including Chief Operating Officer responsible for the group's capital markets and insurance businesses. Mr. Shrem holds a B.A. in Economics from Bar-Ilan University and an M.B.A. from Tel-Aviv University.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     RETALIX LTD.

Date:    January 10, 2008                   By: /s/ Moti Gadish
                                                --------------------------
                                                Moti Gadish
                                                Director of Communications
                                                and Investor Relations